Exhibit 99.1

Allocation of Bonus Shares

Press release - Paris, 9 January 2007

Pursuant to the authorisation granted by the Combined General Meting of 10 November 2005, the Board of Directors decided on 7 November 2006 to increase the share capital of the company by incorporation of reserves and the distribution of bonus shares on the basis of one (1) new share for every five (5) shares held. The Board of Directors set the date of allocation at 16 January 2007 and decided that the new shares will carry dividend rights in 2007 in respect of the year commencing 1 July 2006. The Chairman of the Board of Directors decided on 8 January 2007, to increase the share capital by € 56,469,668.20 transferred from “translation adjustment” and “share premium” by the creation of 18,216,022 shares.

Following this decision, the share capital will be € 338,818,018.50 divided into 109,296,135 shares.

This transaction will commence on 16 January 2007. Requests for the allocation will be received without charge by the following establishments:

Société Générale

BNP Paribas Securities Services

Euro Emetteurs Finance - EEF

Crédit du Nord

HSBC FRANCE

Société Marseillaise de Crédit

CACEIS

CDC IXIS

Société Générale will act as overall coordinator.

Pursuant to the authorisation given by the Combined General Meeting of 10 November 2005 in the twenty fourth resolution, the fractional rights cannot be traded or sold. The corresponding shares will be sold, and the proceeds will go to the holders of the rights, pro rata to these latter, not later than thirty days after the registration in their name of the whole number of new shares allocated.

Contact Pernod Ricard

Francisco de la VEGA / Communications VP	T: +33 (0)1 41 00 40 96
Denis FIEVET / Financial Communication - Investor Relations VP	T: +33 (0)1 41 00 41 71
Patrick de BORREDON / Investor Relations Advisor	T: +33 (0)1 41 00 41 71
Florence TARON / Press Relations Manager	T: +33 (0)1 41 00 40 88

REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS - 75783 PARIS CEDEX 16 – TELEPHONE: + 33 01 41 00 41 00 – FAX: + 33 1 41 00 40 85 –
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